UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                AMENDMENT NO. 17
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                              PetroKazakhstan Inc.
                           --------------------------
                                (Name of Issuer)


                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    44779E10
                                 --------------
                                 (CUSIP Number)

      Mr. Askar M. Alshinbaev                     with copies to:
      Central Asian Industrial Holdings, N.V.,    Kevin Keogh, Esq.
      Penstraat 35,                               White & Case LLP
      Curacao, Netherlands Antilles               1155 Avenue of the Americas
      7 3272 596 703                              New York, NY 10036
                                                  (212) 819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 CUSIP No. 44779E10
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Central Asian Industrial Holdings N.V.

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00

-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                       3,546,730*
EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER

                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            3,546,730*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,546,730*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------



* This number is based on 2,281,224 common shares owned directly by Central Asian Industrial Holdings N.V., 1,226,003 common shares that are registered in the name of Central Asian Industrial Holdings N.V.'s name and over which Central Asian Industrial Holdings N.V. has voting power and dispositive power but are held in trust for Missmira Investments, N.V., an affiliate of Central Asian Industrial Holdings N.V. and 39,503 options to purchase common shares.

     This Amendment No. 17 amends and supplements the Schedule 13D filed on April 12, 2001 (the "Schedule 13D"), by Central Asian Industrial Holdings N.V. (f/k/a/ Central Asian Industrial Investments N.V., "CA"), as amended by Amendment No. 1 dated April 13, 2001, Amendment No. 2 dated April 17, 2001, Amendment No. 3 dated April 19, 2001, Amendment No. 4 dated April 20, 2001, Amendment No. 5 dated May 17, 2001, Amendment No. 6 dated May 24, 2001, Amendment No. 7 dated May 28, 2001, Amendment No. 8 dated June 18, 2001, Amendment No. 9 dated June 28, 2001, Amendment No. 10 dated July 5, 2001, Amendment No. 11 dated December 18, 2002, Amendment No. 12 dated March 26, 2004, Amendment No. 13 dated April 6, 2004, Amendment No. 14 dated August 13, 2004, Amendment No. 15 dated September 15, 2004 and Amendment No. 16 dated November 12, 2004 in relation to the common shares, without par value (the "Common Shares") of PetroKazakhstan Inc. ("PKZ") (f/k/a Hurricane Hydrocarbons Ltd.), a corporation incorporated under the laws of the Province of Alberta, Canada.

     All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the Common Shares of PKZ, the principal executive offices of which are located at Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3.

Item 2.   Identity and Background

          This statement on Schedule 13D is being filed by CA, a corporation organized under the laws of the Netherlands Antilles. The address of CA is Penstraat 35, Curacao, Netherlands Antilles.

          Attached as Schedule I hereto is a list of the executive officers and directors of CA, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years neither CA nor to the best of CA's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          See "Item 4 - Purpose of Transaction."

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended by adding the following information:

          On November 10, 2004, CA sold 158,700 shares of PKZ at a price of Cdn $43.7333 per Common Share. The sale was completed on November 15, 2004.

          On November 11, 2004, CA sold 269,000 shares of PKZ at a price of Cdn $43.5735 per Common Share. The sale was completed on November 16, 2004.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) CA may be deemed to be the beneficial owner of 3,546,730 Common Shares (based on ownership by CA of 2,281,224 Common Shares and 39,503 Options as well as registered ownership of 1,226,003 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power), which would represent approximately 4.7% of the Common Shares outstanding (based on 76,023,141 Common Shares outstanding as reported by PKZ in its Form 6-K furnished to the SEC on November 15, 2004).

          (b) CA currently has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 3,546,730 Common Shares (based on ownership by CA of 2,281,224 Common Shares and 39,503 Options as well as registered ownership of 1,226,003 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power).

          (c) Other than as described in "Item 4 - Purpose of Transaction," neither CA nor any persons named in Schedule I has effected any transactions in the Common Shares during the past 60 days.

          (d) Not applicable.

          (e) As of November 16, 2004, CA ceased to be the beneficial owner of more than five percent of the shares of Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in Item 6 in the previously filed statement on Schedule 13D remains unchanged.

Item 7.   Material to be filed as Exhibits

          The information set forth in Item 7 in the previously filed statement on Schedule 13D remains unchanged.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2004

                                     CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.


                                     By:        /s/ Askar M. Alshinbaev
                                        ----------------------------------------
                                        Name:   Askar M. Alshinbaev
                                        Title:  Managing Director and Chief
                                                Executive Officer

                                   Schedule I

          The following sets forth for the executive officers and directors of Central Asian Industrial Holdings N.V.: (i) the name of each such person; (ii) the business address of each such person and (iii) the present principal occupation or employment of each such person. The principal business address of Central Asian Industrial Holdings N.V. is Penstraat 35, Curacao, Netherlands Antilles. All of the executive officers and directors of Central Asian Industrial Holdings N.V. are citizens of the Republic of Kazakhstan.

          Each person named below is an executive officer or director of Central Asian Industrial Holdings N.V.:

                                                                                  Present principal
Name                                        Business address                   occupation or employment
----                                        ----------------                   ------------------------
Mr. Nurzhan S. Subkhanberdin           c/o OJSC Kazkommertsbank                Chairman of the Board
                                       135-zh Gargarin Avenue                  (CAIH N.V.)
                                       Almaty 480060
                                       Republic of Kazakhstan

Mr. Askar M. Alshinbaev                c/o Meridian Securities                 Chief Executive Officer
                                       3rd Floor Broughton House 6-8           and Managing Director
                                       Sackville Street London W1S             (CAIH N.V.)
                                       3DG UK

Mr. Evgeniy Feld                       c/o Meridian Capital Partners           Director (CAIH N.V.)
                                       House 3
                                       25 Tsvetnoy Bulvar
                                       Moscow, 127051
                                       Russia